MERIDIAN GOLD


MERIDIAN GOLD
A different kind of gold company
BRANCOTE HOLDINGS PLC

Quality and Growth

A Combination of Meridian Gold Inc.
and Brancote Holdings PLC

Cautionary Statement

Certain statements in these materials constitute forward-looking statements. Statements in these materials that are forward-looking statements are subject to various risks and uncertainties concerning Meridian's ability to successfully integrate the operations of Meridian and Brancote, the successful development of new projects, changes in governmental regulation affecting the companies' mining operations, political and economic risks related to Meridian's foreign investments and operations and other risk factors identified in Meridian's filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (the "SEC"). Such information contained herein represents the best judgment of Meridian's management as of the date hereof based on information currently available. Meridian does not intend to update this information and disclaims any legal liability to the contrary.

Meridian cautions the reader that these risks may not be exhaustive. Meridian operates in a continually changing business environment, and new risks emerge from time to time. Meridian cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Meridian undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information:

Meridian will file a registration statement on Form F-4 relating to the exchange offer with the SEC if the exchange offer does not qualify for an exemption from the registration requirements of the Securities Act. If Meridian files a registration statement with the SEC, it will contain a prospectus and other documents relating to the exchange offer. A copy of the prospectus will be mailed to Brancote shareholders when the registration statement becomes effective. Brancote shareholders are urged to read the prospectus that would be part of such registration statement if and when it becomes available before they make any decision with respect to the exchange offer. Meridian will file a proxy statement relating to a meeting of its shareholders if a vote of shareholders of Meridian is required in connection with the exchange offer. Shareholders of Meridian are urged to read such proxy statement if and when it becomes available. Such prospectus and proxy statement will contain important information about Meridian, Brancote, the exchange offer and related matters. Brancote shareholders and Meridian shareholders may obtain a free copy of such prospectus and proxy statement and other documents filed by Meridian with the SEC at the SEC's website at www.sec.gov. Such prospectus, proxy statement and other documents may also be obtained for free upon written or oral request from Meridian Gold, 9670 Gateway Drive, Suite 200, Reno, Nevada 89511-8953 USA, attention Heather Fatzer, telephone +775 850 3777.

In the event that a vote of shareholders of Meridian is required in connection with the exchange offer, Meridian and its directors and senior officers will be deemed to be participants in the solicitation of proxies from Meridian shareholders. Information concerning the participants in the solicitation will be set forth in the proxy statement that will be filed by Meridian with the SEC if a vote of Meridian shareholders is required in connection with the exchange offer.

This document is published on behalf of Meridian, is the sole responsibility of Meridian and has been approved by Standard Bank London Limited solely for the purposes of Section 21 of the Financial Services and Markets Act 2000.

The New Meridian

Meridian

- Premium quality producer
- Track record
- Strong cash flow and balance sheet
- Record of growth and value creation

Brancote

- Premium quality explorer
- Esquel: >3M ozs of resources
- Large, high grade deposit with upside
- Now ready for development

Meridian + Brancote

Quality and Growth

- All the resources to fast-track Esquel
- 75% production growth by 2004
- Cash costs less than $100 per ounce
- Unhedged
- Quality and growth to surpass peers

A Compelling Transaction

- Creates the leading intermediate gold producer
- Combines two of South America's highest grade deposits
- Combines skills and resources of Meridian with the potential of Brancote
- Esquel - Another Meridian Franchise



Jerritt Canyon (30%)
Rossi (100%)
Producing operations
Development assets
El Peñón (100%)
Esquel (100%)

A Compelling Transaction

Meridian Enhanced

- Dramatic increase in reserves/resources and production
- Operating costs continue to be amongst lowest globally
- Strong balance sheet with no debt
- Cash and cash flow to fund future growth
- Improved trading liquidity for all shareholders
- Accretive to NAV, EPS and CFPS

A Compelling Transaction

Reserves and resources:	⇧ 60% →	> 8M ozs
Annual Production*:	⇧ 75% →	700,000 ozs
NAV, CFPS, EPS:	→	accretive
Cash costs remain in lowest decile	→	< $100/oz
Total costs remain in lowest decile	→	< $185/oz

* in 2004

Note: All amounts in $US unless otherwise noted; M=million

A Compelling Transaction

- Share exchange[1]: 0.1886 Meridian shares for Brancote share
- Unanimous support of both Boards
- Binding undertaking of approximately 19% to accept offer
- Meridian has right to match a competing offer
- Pre-conditional on SEC Registration Statement becoming effective (if no exemption available)
- Acquisition of Esquel minority interest on equivalent terms

1. Based on 30-day average Meridian trading price

Agenda

1. Meridian Today
2. Brancote/Esquel Overview
3. The New Meridian
4. Appendices


Esquel – Julia Vein


El Peñón

MERIDIAN GOLD


MERIDIAN GOLD
A different kind of gold company

Meridian Today

Meridian Profile

- Headquartered Reno, Nevada
- Listed NYSE (MDG) & TSE (MNG)
  - market cap $1 billion
- Production has doubled since 1998
  - 435,000 oz in 2001
- The low cost producer
  - cash costs $83/oz in 2001
- Mine development expertise
  - built five mines
- Exploration expertise
  - five grass-roots discoveries
  - 24% increase in reserves since 1998



MERIDIAN GOLD

The Meridian Difference

1. Track Record
2. Highly profitable
3. Unhedged
4. No debt
5. Growth

El Peñón

	El Peñón
Deposit Type	High-grade, low-sulfidation, epithermal vein gold deposit
Gold Reserves & Resources	2.8M ozs
Mining Method	Underground
2001 Production	318,000 ozs
2001 Total Cash Costs	US$43/oz
2001 Total Production Costs	US$80/oz
Construction Capital	US$77M
Construction Time	12 months







Record of Creating Shareholder Value


Relative Performance ($US basis)
Meridian Gold
Gold Price
TSE 300 Gold Index
350%
300%
250%
200%
150%
100%
50%
0%
Aug-96 Feb-97 Aug-97 Feb-98 Aug-98 Feb-99 Aug-99 Feb-00 Aug-00 Feb-01 Aug-01 Feb-02

MERIDIAN GOLD


BRANCOTE HOLDINGS PLC

Brancote/Esquel Overview

Brancote Holdings PLC - Today


Brancote Holdings Plc
76.4%
Minera El Desquite S.A.
23.6%
Argentinean Partners
100%
Esquel Deposit
60%
Adjoining Land and Deposits
40%

- Market Cap[1]: $224M
- Net Cash: $2M
- FD Shares: 89.5M
- Listing: London (AIM)
- Ticker: BNC







1. Based on Brancote closing price April 3, 2002 of 174 pence

Brancote Holdings PLC - At Closing


Current Brancote Shareholders
Argentinean Partners
76.4%
23.6%
BRANCOTE HOLDINGS PLC
100%
Minera El Desquite S.A.
100%
Esquel Deposit
Argentinean Partners
60%
40%
Adjoining Land and Deposits

- Implied Market Cap[(1)]: $293M
- Net Cash: $2M
- FD Shares: 116.9M
- Listing: London (AIM)
- Ticker: BNC







1. Based on Brancote closing price April 3, 2002 of 174 pence

Esquel

- High-grade, wide shallow veins allow open pit mining
- Many veins crop out but have never been drilled
- Easy logistics with established infrastructure
- Large resource: >3M ozs gold at a grade of 8.5g/t
- Considerable upside at deposit and adjoining land


Julia
City of Esquel
Antonia
Football Field

Brancote Land Position

- 181,000 hectares or 1,800 square kilometers
- Esquel concessions 100% owned
- Huemules, Leleque, and Nahuel Pan 60% owned through JV
- Significant potential for epithermal mineralization


ESQUEL EXPLORATION AND MINING PROPERTIES
N
Leleque
Huemules
Huemules
Esquel
Concessions
Joya Del Sol
ESQUEL RESOURCE
100% Owned
60% JV
Nahuel Pan

Esquel Corridor

- Mineralized corridor over 20km
- Multiple zones of low-sulfidation veining
- Detailed work only at Esquel and La Joya del Sol (200,000 oz resource with upside)
- Ore-grade mineralization known at more than 3 un-drilled areas, each of which has upside to grow


N
Mineralized Corridor
La Cupula
Mallin Del Toro
La Joya Del Sol
Rodeo Bajo
Gondolin
Isengard
Galadriel - Julia
Beleriand
Gandalf
Antonia
Airport
Esquel
Elena
Ungoliant
Clare Marion
SCALE
10 km

Two of the Best in the World

Esquel and El Peñón

	El Peñón[1]	Esquel
Deposit Type	High-grade, low-sulfidation, epithermal vein gold deposit	High-grade, low-sulfidation, epithermal vein gold deposit
Gold Reserves & Resources	2.8M ozs	> 3.0M ozs
Mining Method	Underground	Open Pit
Annual Production	318,000 ozs	> 300,000 ozs
Total Cash Costs	US$43/oz	< US$100/oz
Total Production Costs	US$80/oz	< US$185/oz[2]
Construction Capital	US$77M	~ US$90M
Start-up	2000	2004

1. 2001 actual results 2. Includes cash operating cost, capex and acquisition cost

Argentina

- Events of last six months have led to greater economic uncertainty in Argentina
- Meridian has evaluated the situation and concludes that it is manageable
- Well-established mining framework exists in country
  - producing mines: Bajo de la Alumbrera, Cerro Vanguardia, Aguilar
  - development projects: Pascua-Lama-Veladero (Barrick) and El Pachon (Noranda)


Argentina
Esquel (100%)

MERIDIAN GOLD



MERIDIAN
A different kind of gold company
BRANCOTE HOLDINGS PLC

The New Meridian

The Leading Intermediate Producer



800
700
600
500
400
300
200
100
-
50
70
90
110
130
150
170
190
210
230
2004 Est. Annual Production (000 oz)
2004 Est. Total Cash Cost (US$/oz)
New Meridian
Goldcorp
Meridian
Agnico-Eagle
New Glamis
TVX Gold
Iamgold
Kinross
Lihir

Source: BMO Nesbitt Burns Gold Mining Research and Meridian

Ownership of High Quality Assets

- Two of the highest grade and prospective gold districts in South America

	Esquel	El Peñón
Land Area	181,000 hectares	41,000 hectares
Finding Cost	~$4 per oz	~$10 per oz
Average Gold Grade	8.5 g/t	10.0 g/t

We Transformed El Peñón from Deposit to Gold District

1996



0.8M oz

1998


Discovery
Wash
Quebrada
Colorada
Quebrada
Orito

2.8M oz

2001


N
Martillo
Flats
Cerro
Martillo
DIABLADA
Discovery
Wash
VISTA
NORTE
Quebrada
Colorada
Quebrada
Orito
2001 - 3.6M oz.
5 g/t Au Grade Shell

3.6M oz*

→ Significant upside on 400 sq. km property

* Includes past production

Will do the Same with Esquel

2000



1.7M oz

2001



>3.0M oz

2002+


Galadriel
Post Mineral
Cover
Galadriel
Sur
Antonia
Football
Field
Ungoliant
Julia
Elena Norte
Elena Sur
Open mineralization
Vein / Structure

??M oz

→ Esquel deposit has grown in a similar way to El Peñón

Esquel Mineralization Remains Open


Galadriel
Post Mineral
Cover
Ungoliant Drilling
(BNC Press Release March 5/02)
• Drill Intercepts:
9m at 34.3 g/t
8m at 15.8 g/t
Galadriel
Sur
Antonia
Football
Field
Julia
Ungoliant
Elena Norte
Elena Sur
8/01 Resource Areas
Open Mineralization / Potential
Vein / Structure

Quality Growth


New Meridian Reserves and Resources
As at December 31, 2001
Contained Gold (millions oz)
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
Resources
Reserves
+60%
Meridian
New Meridian

Meridian's Production Increases 75%


Gold Production
2004 Estimated
Gold Production (000 oz)
900
800
700
600
500
400
300
200
100
0
+75%
Lihir
New Meridian
Goldcorp
Kinross
Meridian
Agnico-Eagle
Iamgold
TVX Gold
New Glamis

Note: New Meridian based on current 2004 estimates and 300,000 oz from Esquel
Source: BMO Nesbitt Burns Gold Mining Research and Meridian

Two High Quality, Low-Cost Mines


Gold Cost Curve
$500
$400
$300
$200
$100
$-
Gold Cost (US$/oz)
Meridian
New Meridian
Total Production Costs
Total Cash Costs
0%
20%
40%
60%
80%
100%
Source: GFMS Gold Survey for 2000 Costs

→ Meridian to remain one of the world's lowest cost producers

Strong Financial Position

- Unhedged
- Approximately $100M cash
- No debt
- Significant net free cash flow
  - $75M in last 2 years after debt repayments of $30M



→ Cash and cash flow to fund development of Esquel

Improved Liquidity


Average Daily Trading Value(1)
US$M
7
6
5
4
3
2
1
0
Brancote
Meridian
New Meridian(2)

1. Over last 12 months 2. Based on historical Meridian trading volume and new shares outstanding

Accretive Transaction

- Accretive to NAV today
- Accretive to long-term EPS and CFPS



MERIDIAN GOLD + BRANCOTE HOLDINGS PLC

The New Meridian

Meridian

- Premium quality producer
- Track record
- Strong cash flow and balance sheet
- Record of growth and value creation

Brancote

- Premium quality explorer
- Esquel: >3M ozs of resources
- Large, high grade deposit with upside
- Now ready for development

Meridian + Brancote

Quality and Growth

- All the resources to fast-track Esquel
- 75% production growth by 2004
- Cash costs in lowest decile
- Unhedged
- Quality and growth to surpass peers

MERIDIAN GOLD


MERIDIAN
A different kind of gold company
BRANCOTE HOLDINGS PLC

Appendices

Meridian – A Transformed Company

Gold production
(K ozs)


435
2X
202
1996
2001

Cash costs
(Per oz)


$239
-65%
$83
1996
2001

Highly Profitable with Net Free Cash Flow

Taking profits to the bank: Year-end cash balance
($M)


$21M
$63M
$97M
1999
2000
2001

El Peñón Reserves Continue to Grow


(M ozs)
0.9
1.2
1.5
1.8
1998
1999
2000
2001

El Peñón reserves up 16% in 2001

El Peñón – New Discovery at Vista Norte


Martillo Flats
Cerro Martillo
Diablada Zone
Discovery Wash
Orito Norte
El Valle
Quebrada Orito
VISTA NORTE
Orito Sur

Best holes include:

Hole PC 113 of 4.8 m of 103 g/tonne Au 739 g/tonne Ag

Hole PC 139 of 2.0 m of 435 g/tonne Au 304 g/tonne Ag

El Peñón – Quebrada Orito Long-Section


2000m
1900m
1700m
1600m
1500m
ORITO NORTE
DIABLADA
EXPLORATION 2002
505
STOPE
7303200N
7302800N
7302400N
7302000N
7301600N
7301200N
EXPLANATION
GradeShell 5gr Aueq, Nov.2001
Rhyolite Vent Area
Rhyolite Flow
Flat Fault
UG Development
Planned 2002
Completed
DIABLADA - QUEBRADA ORITO LONG SECTION
YEAR END 2001
LOOKING EAST

Expected Esquel Operating Parameters

- At least 3,000 tpd mill with CIL
- Strip ratio of 9 to 1
- Initial CAPEX about $90 million
- First 5 years mined ore grades 10.9 g/tonne gold and 19 g/tonne silver
- Cash costs < $100 per ounce for first five years
- Annual production > 300,000 ounces gold
- Planned expansion capability

Transaction Summary

Structure:

- Meridian to acquire all of the shares of Brancote in a share-for-share exchange to be effected through an Exchange Offer.
- Acquisition of minority interest (24%) in Esquel from Argentinean joint venture partners on equivalent terms.

Exchange Ratio:

- 0.1886 of a Meridian share for each Brancote share.

Implied Offer Price:

- £1.70 per Brancote share based on a 30-day average closing price of Meridian shares on the NYSE, and the FT exchange cross rate on April 3, 2002.
- US$299 million in total equity value comprised of US$229 million for Brancote and US$70 million for the Argentinean joint venture partners' interest.

Transaction Summary

Pre-Condition:

- The making of the Offer is pre-conditional upon the Registration Statement relating to the new Meridian shares becoming effective with the SEC (if no exemption is available).

Principal Conditions:

- 90% acceptances.
- Meridian shareholder vote (if no exemption available).

Anticipated Timing:

- Closing expected in first half of 2002.

Other Terms:

- Unanimous Board recommendations by both Brancote and Meridian.
- Binding undertakings to accept the offer from Brancote directors and Brancote's largest shareholder representing in aggregate 19% of Brancote shares.
- Meridian right to match a competing bid.
- Inducement fee ("break fee") of US$1.5 million payable to Meridian under certain circumstances.

MERIDIAN GOLD


MERIDIAN GOLD
A different kind of gold company
BRANCOTE HOLDINGS PLC

The New Meridian:

A Combination of Meridian Gold and Brancote Holdings PLC